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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2015 (MM/DD/YY) AND ENDING DECEMBER 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **BARRETTO SECURITIES INC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1152 MAINLAND STREET, SUITE 224
(No. and Street)

VANCOUVER	CANADA	V6B4X2
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LANDON BARRETTO (604) 669-4164
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

AJ 2/16/16

OATH OR AFFIRMATION

I, LANDON BARRETTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or BARRETTO SECURITIES INC., as of DECEMBER 31, 2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Brenda Balogh Notary Public
130 - 1208 Homer Street
Vancouver, B.C. V6B 2Y5
604-685-1544
Permanent Commission

Public Notary

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRETTO SECURITIES INC.

Financial Statement

December 31, 2015

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Management
Barretto Securities Inc.

We have reviewed management's statements, included in the accompanying Barretto Securities Inc. Exemption Report, in which (1) Barretto Securities Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Barretto Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Barretto Securities Inc. stated that Barretto Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Barretto Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Barretto Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
January 23, 2016

Barretto Securities Inc.
Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	11,288
Total assets	$	11,288
Liabilities and Stockholders's Equity		
Liabilities		
Accounts payable	$	3,000
Accounts payable (related party)		1,500
Total liabilities		4,500
Stockholder's equity:		
Common stock, $1 par value, 20,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		117,080
Retained earnings		(110,392)
Stockholder's equity		6,788
Total liabilities and stockholder's equity	$	11,288

The accompanying notes are an integral part of these financial statements.

BARRETTO SECURITIES INC.
Notes to financial Statements
December 31, 2015

1. Organization

Barretto Securities Inc. (the Corporation) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Corporation is an "introducing broker" who does not take possession of customer funds or carry customer accounts. The Corporation maintains its main office in Seattle, Washington and its customers are located throughout North America. The Corporation is engaged principally in the sale of private placements, mutual funds and variable annuities.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting
The books of account are maintained and financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Under this accrual method, revenues are recorded when earned and expenses are recorded when incurred.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents
For purpose of reporting cash flows, cash includes money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Concentration of Credit Risk
The Corporation is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

Advertising
Advertising costs are expensed as incurred.

2. Summary of Significant Accounting Policies, Continued

Subsequent Events

The Corporation has evaluated events after December 31, 2015, and through January 23, 2016, which is the date the financial statements were available to be issued, and determined that any event or transactions occurring during this period that would require recognition or disclosure are properly addressed in these financial statements.

Income Taxes

The Corporation, with the consent of its shareholder, has elected under Internal Revenue Code to be an S Corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the financial statements.

3. Related Party Transactions

The Corporation rents office space from an affiliate of the stockholder under month to month rental agreement. Rent expense under this agreement amounted to $6,000 for the year ended December 31, 2015, of which $1,500 is due to the related party.

The stockholder contributed $21,706 in additional paid in capital during the year.

4. Net Capital Requirements

The Corporation is subject to the SEC Uniform Net Capital Rule (see Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2015, the Corporation's net capital and required net capital were $6,788 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was .66 to 1.

5. Income Taxes

The Financial Accounting Standards Board (FASB) provides guidance for how certain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual stockholders. For the year ended December 31, 2015, management has determined that there are no material uncertain income tax positions. The stockholders and the Corporation are generally not subject to U.S. federal, state and local income tax examinations related to the Corporation's activities for tax years before 2012.

6. Reserve Requirement

Rule15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers in connection with customer related transactions and standards for broker dealers regarding the physical possession or control of fully-paid and excess margin securities. There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Corporation's business (note 1) these conditions are satisfied and the Corporation claims an exemption under subparagraph (k)(2)(i) of the Rule.

7. Reconciliation of Focus Report

Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 requires a reconciliation of the audited computation and the Broker-dealer's corresponding unaudited Part IIA. Review of Form X-17A-5 presented by the Corporation, disclosed that no material differences exist.

8. Commitments and Contingencies

The Corporation does not have any commitments or contingencies.